SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUBURU, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67021W 103

(CUSIP Number)

Ron Nicol

c/o Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(720) 767-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W 103

1	NAMES OF REPORTING PERSON Ron Nicol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,349,657(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,349,657(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,657
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (i) 145,696 shares of common stock, par value $0.0001 (“Common Stock”), of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the “Issuer”) held by Ron Nicol, (ii) 121,308 shares of Common Stock held by Eunomia, LP, of which Mr. Nicol is the manager and exercises voting and investment control and regarding which Mr. Nicol claims beneficial ownership, (iii) 386,549 shares of Common Stock that may be acquired within 60 days of June 23, 2023 upon the exercise of stock options held by Mr. Nicol, (iv) 6,250 shares of Common Stock issuable within 60 days of June 23, 2023 upon the vesting of restricted stock units (“RSUs”) held by Mr. Nicol, (v) 242,616 shares of Common Stock that may be acquired upon the conversion of shares of Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held by Eunomia, LP, and (vi) 1,453,488 shares of Common Stock issuable upon conversion of a 7% convertible promissory notes due 2026 (the “Convertible Note”) issued on June 23, 2023 pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”), held by Eunomia, LP. The Convertible Note and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Note into shares of Common Stock at a conversion price of $0.688 (subject to adjustment pursuant to the terms of the Convertible Note, the “Conversion Price”). Interest accrues on the unpaid principal amount at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

(2)

Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by Mr. Nicol by (ii) the sum of (a) 34,896,251 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 12, 2023, (b) 242,616 shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by Mr. Nicol, (c) 386,549 shares of Common Stock issuable upon exercise of options held by Mr. Nicol, (d) 6,250 shares of Common Stock issuable within 60 days of June 23, 2023 upon the vesting of RSUs held by Mr. Nicol, and (e) 1,453,488 shares of Common Stock issuable upon conversion of the Convertible Note beneficially owned by Mr. Nicol.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at 7442 S Tucson Way, Suite 130, Centennial, CO 80112. The Issuer’s Common Stock is listed on the NYSE American under the symbol “BURU”.

Item 2. Identity and Background.

(a)	The name of the Reporting Person is Ron Nicol.

(b)	The address for the principal business office of the Reporting Person is:

c/o

Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(c)	The principal occupation of Mr. Nicol is to serve as senior advisor to Boston Consulting Group. Mr. Nicol also serves as a member of the Issuer’s board of directors.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Nicol is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to (i) that certain Business Combination Agreement, dated August 5, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Legacy Nuburu”), (ii) equity awards granted by the Issuer previously reported in Form 4 filings made by Mr. Nicol with the Securities and Exchange Commission, which Form 4 filings are incorporated herein by reference, and (iii) the Purchase Agreement.

Business Combination Agreement

Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “business combination”). The business combination closed on January 31, 2023 (the “Closing Date”).

Pursuant to the Business Combination Agreement, at the effective time of the business combination (the “Effective Time”):

•

Each share of Legacy Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Legacy Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00 (such shares of Legacy Nuburu Preferred Stock receiving a number of shares of Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock (as defined below) that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined below).

•

Each share of Legacy Nuburu common stock, par value $0.0001 per share (“Legacy Nuburu Common Stock” and, together with Legacy Nuburu Preferred Stock, “Legacy Nuburu Equity Securities”) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio.

•

Each option to purchase shares of Legacy Nuburu Common Stock (each such option, a “Legacy Nuburu Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time.

•

Each restricted stock unit granted by Nuburu (each a “Legacy Nuburu RSU”) outstanding immediately prior to the Effective Time was converted into a restricted stock unit of Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time.

•	Each warrant to purchase shares of Nuburu Common Stock (each, a “Legacy Nuburu Warrant”) outstanding immediately prior to the Effective Time was treated in accordance with its terms.

•

Each convertible promissory note issued by Nuburu (each a “Legacy Nuburu Note”) outstanding immediately prior to the Effective Time was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Legacy Nuburu Note as of immediately prior to the Effective Time, which shares were then outstanding as of immediately prior to the Effective Time and subsequently converted into Common Stock (and with such shares entitled to participate in the Preferred Stock Issuance (as defined in the Business Combination Agreement)).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration (as defined below) by (y) the number of Fully-Diluted Legacy Nuburu Shares (as defined below). The “Aggregate Common Stock Merger Consideration” means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issuable in respect of Unconverted Preferred Stock pursuant to the Business Combination Agreement. “Fully-Diluted Legacy Nuburu Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu Capital Stock (as defined in the Business Combination Agreement) that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Legacy Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Legacy Nuburu Warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Nuburu Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Note and Warrant Purchase Agreement

On June 12, 2023, the Issuer entered into the Purchase Agreement primarily with certain existing investors (each, an “Investor”) for the sale of (i) Convertible Notes in the aggregate principal amount of $7.925 million, and (ii) warrants (“Warrants”) to purchase up to 11,518,895 shares of Common Stock (the sale of the Convertible Notes and the Warrants together, the “Private Placement”). Pursuant to the Purchase Agreement, (i) a Convertible Note in the aggregate principal amount of $1.0 million and a Warrant exercisable for up to 1,453,488 shares of Common Stock were issued to Eunomia, LP on June 23, 2023.

The Convertible Notes are senior, unsecured obligations of the Issuer and bear interest at the rate of seven percent per year and are payable on the earlier of June 23, 2026 or the occurrence of an Event of Default, as defined in the Convertible Notes. The Convertible Notes may be converted at any time following June 23, 2023 prior to the payment in full of the principal amount of the Convertible Notes at the Investor’s option. In the event of the Sale of the Company (as defined in the Convertible Notes), the outstanding principal amount of each Convertible Note, plus all accrued and unpaid interest not otherwise converted into equity securities pursuant to the terms of the Convertible Notes, shall (i) if the Investor so elects, be converted into equity securities pursuant to the terms of the Convertible Notes (the “Conversion Shares”) at the Conversion Price, or (ii) be due and payable immediately prior to the closing of such Sale of the Company, together with a premium equal to 150% of the principal amount to be prepaid. Subsequent to the effectiveness of a registration statement registering the Registrable Securities (as defined below), the Issuer may elect to pay interest in kind through the issuance of shares of Common Stock at the Conversion Price, in lieu of payments in cash (the “Interest Shares”).

The Warrants issued by the Issuer to the Investors pursuant to the Purchase Agreement entitle the relevant Investor to purchase that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”) determined by dividing the principal amount of each Convertible Note by the Conversion Price. The Warrants may be exercised by the holder during the period commencing December 23, 2023 at an exercise price equal to $1.03 and expire on June 23, 2028.

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 6, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, 145,696 shares of Common Stock were issued to Mr. Nicol directly, 121,308 shares of Common Stock were issued to Eunomia, LP, an entity of which Mr. Nicol is the manager and exercises voting and investment control and regarding which Mr. Nicol claims beneficial ownership, options to purchase 257,697 shares of Common Stock were granted to Mr. Nicol directly, and 121,308 shares of Preferred Stock were issued to Eunomia, LP.

Mr. Nicol serves as a member of the Issuer’s board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the First Registration Rights and Lock-Up Agreement and Second Registration Rights and Lock-up Agreement (each defined below), each as described in Item 6 of this Schedule 13D, and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Amended and Restated Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, on August 5, 2022, the Issuer entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with the Holders (as defined therein) (as amended on November 22, 2022, January 31, 2023 and March 10, 2023, and as may be further amended from time to time, the “First Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the First Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. Further, pursuant to the terms of the First Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the First Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the First Registration Rights and Lock-Up Agreement), may demand at any time or from time to time that the Issuer file a registration statement on Form S-1 or Form S-3 to register the resale of certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In addition, subject to certain exceptions, each Holder shall not transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” for the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement and which includes Mr. Nicol) shall mean the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Notwithstanding the foregoing, a Holder may transfer any shares of Converted Common Stock (as such term is defined in the First Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

The First Registration Rights and Lock-Up Agreement and the amendments thereto are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively, and are incorporated herein by reference.

Registration Rights and Lock-up Agreement

On June 12, 2023, the Company and the Investors also entered into a Registration Rights and Lock-Up Agreement (the “Second Registration Rights and Lock-up Agreement”), pursuant to which the Company agreed, following February 6, 2024 (the “Filing Deadline”), to use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission for the resale of the Conversion Shares, the Warrant Shares and the Interest Shares (the “Registrable Securities”). Following the Filing Deadline, the Investors also are entitled to demand registration rights. Pursuant to the Second Registration Rights and Lock-up Agreement, the Investors agree that except for limited exceptions as provided therein, no Notes, Warrants, Conversion Shares, Warrant Shares or Interest Shares may be transferred until the earliest of the date that is one year from the anniversary of the date of the Second Registration Rights and Lock-up Agreement or the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction wherein all the Company’s stockholders have the right to exchange their shares of Common Stock for cash, securities, or other property.

The foregoing description of the Second Registration Rights and Lock-up Agreement is a summary only and is qualified in its entirety by reference to the Second Registration Rights and Lock-up Agreement attached hereto as Exhibit 7, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

2	Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated November 22, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

3	Second Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January, 31, 2023).

4	Third Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

5	Fourth Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated March 10, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 10, 2023).

6	Note and Warrant Purchase Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

7	Registration Rights and Lock-up Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2023

Ron Nicol

/s/ Ron Nicol